UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2026
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Translation of registrant's name into English)

Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [ X ] Form 40-F [ ]

EXPLANATORY NOTE
On March 23, 2026, the Registrant published a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
INCORPORATION BY REFERENCE
Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-286488) of the Registrant and the registration statement on Form S-8 (Registration No. 333-288313, No. 333-280491 and No. 333-272974) of the Registrant (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit
99.1	Press Release dated March 23, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MOLECULAR PARTNERS AG
(Registrant)
Date: March 30, 2026     /s/ PATRICK AMSTUTZ
Name: Patrick Amstutz
Title: Chief Executive Officer